Exhibit 99.1

EXPLANATION OF RESPONSES

(1) Includes 3,485,292 ordinary shares held by KCH Stockholm AB, or KCH. Mr. Tornier wholly owns KCH. All ordinary shares indicated as owned by Mr. Tornier are included because of his affiliation with these entities.

(2) Includes 467,797 shares held by Phil Invest ApS, or Phil Invest. Mr. Tornier wholly owns Phil Invest. All ordinary shares indicated as owned by Mr. Tornier are included because of his affiliation with these entities.